SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               (Amendment No. 9)*

                                 BLUEFLY, INC.
                   -----------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   096227103
                        -------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2001
                              --------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages

                                  SCHEDULE 13D
CUSIP No. 096227103                                           Page 2 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                16,915,963
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                 16,915,963
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          16,915,963

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [X]

13       Percent of Class Represented By Amount in Row (11)

                                          76.95%

14       Type of Reporting Person*

                  OO; IV




                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 096227103                                           Page 3 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                16,915,963
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                 16,915,963
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          16,915,963

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [X]

13       Percent of Class Represented By Amount in Row (11)

                                          76.95%

14       Type of Reporting Person*

                  PN; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 096227103                                           Page 4 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                16,915,963
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                 16,915,963
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          16,915,963

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [X]

13       Percent of Class Represented By Amount in Row (11)

                                          76.95%

14       Type of Reporting Person*

                  CO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 096227103                                           Page 5 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                16,915,963
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                 16,915,963
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          16,915,963

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [X]

13       Percent of Class Represented By Amount in Row (11)

                                          76.95%

14       Type of Reporting Person*

                  OO; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 096227103                                           Page 6 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                553,579
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                 553,579
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          553,579

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [X]

13       Percent of Class Represented By Amount in Row (11)

                                          5.75%

14       Type of Reporting Person*

                  OO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 096227103                                           Page 7 of 11 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                17,469,542
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                 0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                 17,469,542
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          17,469,542

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [_]

13       Percent of Class Represented By Amount in Row (11)

                                          77.98%

14       Type of Reporting Person*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages


                  This Amendment No. 9 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 9 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 9 is being filed by the Reporting Persons to report that the Issuer has concluded the Rights Offering (as defined herein) and that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have paid the purchase price for additional Shares of the Issuer as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

                  Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v)      SFM   Domestic   Investments   LLC   ("SFM   Domestic
                           Investments"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

                  Item 3.  Source and Amount of Funds or Other Consideration

                  On March 28, 2001, QIP expended approximately $9,683,117 of its working capital to purchase the Shares reported herein as being acquired since February 13, 2001 (the date of the last filing on Schedule 13D). SFM Domestic Investments expended approximately $316,883 of its working capital to purchase the Shares reported herein as being acquired since February 13, 2001 (the date of the last filing on Schedule 13D).

                  Item 4.   Purpose of Transaction

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                              Page 9 of 11 Pages


                  Item 5.  Interest in Securities of the Issuer

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 16,915,963 Shares (approximately 76.95% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A)
4,138,084 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock and D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP.

                  (ii) SFM Domestic Investments may be deemed the beneficial owner of 553,579 Shares (approximately 5.75% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account.) This number consists of A) 135,420 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account and D) 11,887 Shares issuable upon the exercise of warrants held for its account.

                  (iii) Mr. Soros may be deemed the beneficial owner of 17,469,542 Shares (approximately 77.98% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of
A) 4,138,084 Shares held for the account of QIP, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock held for the account of QIP, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock held for the account of QIP, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 135,420 Shares held for the account of SFM Domestic Investments, F) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for the account of SFM Domestic Investments, G) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for the account of SFM Domestic Investments and H) 11,887 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

                  (b)(i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 16,915,963 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all warrants held for the account of QIP.)

                  (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 553,579 Shares held for its account (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all warrants held for its account.)

                  (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of 17,469,542 Shares held for the accounts of QIP and SFM Domestic Investments. This number consists of A) 16,915,963 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all warrants held for the account of QIP) and B) 553,579 Shares held for the account of SFM Domestic Investments (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of all the warrants held for the account of SFM Domestic Investments).

                  (c) Except for the transactions described in Item 6 below, there have been no transactions effected with respect to the Shares since February 13, 2001 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

                  (d)(i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                                                             Page 10 of 11 Pages

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e)      Not applicable.

                  Item   6.   Contracts,    Arrangements,    Understandings   or
Relationships with Respect to Securities of the Issuer


                  On November 13, 2000, QIP and SFM Domestic Investments entered into an Investment Agreement with the Issuer (a copy of which was previously filed as Exhibit LL to Schedule 13D Amendment No. 7 and is incorporated by reference in response to this Item 6). The Investment Agreement required the Issuer, subject to the satisfaction of certain conditions, all of which were fulfilled by February 5, 2001, to undertake a rights offering of $20,000,000 of the Shares to holders of common stock at a price per share of $2.34 (the "Rights Offering"). The total dollar amount of Shares purchased by QIP and SFM Domestic Investments at $2.34 per share would be equal to the difference between $20,000,000 and the amount purchased by the Issuer's stockholders, but in no event would QIP and SFM Domestic Investments purchase more than $10,000,000 in the aggregate. The Rights Offering concluded on March 26, 2001. On March 28, 2001, QIP and SFM Domestic Investments paid an aggregate of approximately $10,000,000 for 4,273,504 Shares which, as of February 5, 2001, they were obligated to purchase pursuant to and subject to the terms of the Investment Agreement. QIP and SFM Domestic Investments now hold in the aggregate 77.98% of the outstanding Shares (assuming the conversion of all the Series A Preferred Stock, Series B Preferred Stock and warrants to acquire the Shares held by such entities).

                  Item 7.  Material to be Filed as Exhibits

                  Not applicable.

                                                             Page 11 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 30, 2001                          QUANTUM INDUSTRIAL PARTNERS LDC

                                              By: /s/  Richard D. Holahan, Jr.
                                                  ------------------------------
                                                  Richard D. Holahan, Jr.
                                                  Attorney-in-Fact


Date: March 30, 2001                          QIH MANAGEMENT INVESTOR, L.P.

                                              By:   QIH Management, Inc.,
                                                    its General Partner


                                              By:   /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Secretary


Date: March 30, 2001                          QIH MANAGEMENT, INC.


                                              By:   /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Secretary


Date: March 30, 2001                          SOROS FUND MANAGEMENT LLC


                                              By:   /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Assistant General Counsel


Date: March 30, 2001                          SFM DOMESTIC INVESTMENTS LLC


                                              By:   /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Attorney-in-Fact


Date: March 30, 2001                          GEORGE SOROS


                                              By:   /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Attorney-in-Fact